02052487

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

333-10672

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

P.E. 9/1/02

For the month of September 2002

Leica Geosystems Finance plc

Davy Avenue, Knowlhill
Milton Keynes MK5 8L
England

(Exact name and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F......................X.................... Form 40-F.............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes..................................No................X...................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press release of registrant's parent, First Quarter 2002/03 Earnings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: September 6, 2002

By: ______________________
Name: Christian Leu
Title: Chief Financial Officer

Communication to Investors and Media

Detailed information at www.leica-geosystems.com

Contact George Aase, Director Investor Relations
Phone +41 (0)71 727 3064

Leica Geosystems AG
Heinrich-Wild-Strasse
CH-9435 Heerbrugg
(Switzerland)

www.leica-geosystems.com

Leica Geosystems releases First Quarter 2002/03 Earnings

Heerbrugg (Switzerland), August 7, 2002 **- Leica Geosystems (SWX : LGSN) today announced that its results for its first quarter of Fiscal Year 2002/03 were generally in line with its guidance of slower growth and lower profitability compared to a year ago. Total Company sales were CHF 177.9 million, off 12.5% in comparison to the pre-recession results of the previous year. The Company mentioned that revenue growth was impacted by several factors, including the base-effect of a strong first quarter in the previous year, general weakness in the global economies, cautiousness in the capital investment climate for higher-end products, and the impact of a weakening US Dollar against the Swiss Franc. Adjusted for the impact of currency fluctuations, sales declined by 5.8% year-on-year. Further adjusted for the divestment of SwissOptic in the second quarter of last year, year-on-year sales declined by 3.8%.**

Leica Geosystems generated EBITDA (Earnings before interest, taxes, depreciation and amortization) of CHF 20.5 million in the first quarter, with an improved EBITDA margin of 11.5% against a margin of 11.1% in the fourth quarter, but lower in comparison to the 13.7% in the first quarter of the previous year. The Company's earnings were impacted by lower sales volume in the quarter, as well as CHF 1.8 million of additional costs from implementing its "Fit-Together" program. Excluding these costs, EBITDA would have been CHF 22.2 million, or 12.5% of sales. Leica Geosystems recorded EBIT of CHF 4.0 million, with a net loss after interest and taxes of CHF (3.4) million, or CHF (1.51) per share. Contributing to the net loss were translation losses of CHF (5.3) million on non-Swiss Franc denominated inter-company loans to operating subsidiaries, primarily in the United States. Cash EPS were CHF 6.33, calculated as net earnings plus depreciation and non-cash amortization charges (i.e. goodwill and development cost amortization), non-cash currency translation losses and non-cash movements in provisions.

"We had anticipated a slower first quarter this year, given that economic conditions have not improved in our major markets, particularly in the United States," said Hans Hess, CEO of Leica Geosystems. "Unfortunately, the appetite for capital investments, especially in higher-end products, seems to remain cautious. This has clearly impacted sales in the US in all of our divisions, especially in our Cyra business. In our home market of Europe, we continued to grow our core surveying business and have started to make market gains with our new construction products. Our Defense business had another strong quarter. While we ride out this current wave of slower revenue growth, I am pleased to report that we are beginning to see the positive benefits of our Fit-together program. We see further opportunities to enhance our existing processes and reduce costs, and I believe that once the world economies turn around, we will be well positioned to take advantage of our strong operating leverage," concluded Hess.

Divisional Results

Surveying & Engineering Division
Sales in Surveying & Engineering, the Company's largest division, declined by 9.6% during the first quarter, as market conditions in the United States became more challenging. On a currency-adjusted basis, the Company's surveying business grew by 0.4%, despite slower sales into the US market. Concerns about lower state and federal funding of infrastructure projects due to a reallocation of governmental budgets towards homeland security affected the Division's sales into the US. Surveying sales into Europe, on the other hand, continued to grow in the first quarter. Due to continued cost reductions under the Fit-Together program, the Division clearly improved its profit margins.

GIS & Mapping Division
Leica Geosystems' GIS & Mapping Division showed mixed results in the first quarter, with sales dipping by 26.7% to CHF 24.2 million. Of the total decline, 8.7% is currency related. Relatively strong performance in the geographic imaging side of the GIS business (i.e., former ERDAS products) was bolstered by increased purchase volumes from the US Government, which the Company believes indicates a recovery in purchases of its imaging software, program services and maintenance.

Consumer Products (DISTO™) Division
Sales in the Consumer Products (*DISTO™*) Division declined by CHF 2.2 million in comparison to the previous year. Excluding sales to the division's former exclusive OEM partner, sales grew by close to 4% during the quarter. In May of this year, Leica Geosystems began delivery of its DISTO™ products to Lowe's, the second-largest home improvement retailer in the United States. Leica Geosystems' DISTO™ products are now available in approximately 150 Lowe's retail outlets. The Company stated that it had recently concluded agreements with other brand label partners for its next generation of products.

Industrial Measurement Division
The Company's IMS Division had a slower quarter, as sales declined by CHF 5.8 million against the previous year. Quarterly performance in this division is influenced to a large extent by major projects, which the Company said could make quarterly comparisons misleading. Order backlog in IMS increased during the quarter, securing a solid base for the upcoming quarters.

New Businesses (Cyra) Division
Leica Geosystems' Cyra business generated CHF 2.8 million in revenues in the first quarter compared to CHF 7.4 million in the previous year. The Company confirmed that general interest in Cyra's products remains very strong, and that significant progress was

being made on the software side of its business. Hardware sales into the US market, however, continue to be slow, as postponed capital investment decisions for higher-priced new technology hamper contract closure. Leica Geosystems has begun to address this issue with targeted sales and marketing programs, as well as cost reduction initiatives.

Special Products Division

Sales in Leica Geosystems' Special Products Division, which includes the Company's defense-related and third-party manufacturing businesses, grew by 23.8% in the first quarter. Growth stemmed from a significant rise in sales from defense activities (35%), which is currently benefiting from strong demand for security-related products, and in particular, the Vector™ intelligent range-finding binoculars. Sales from the division's third-party manufacturing facilities and GPS-Marine businesses further contributed to the growth in sales.

Foreign Currency Exposure

The Company mentioned that it has a net exposure to foreign currency movements in the range of CHF 110.0 million, of which around 20% is in US Dollars, 40% in Euro, and the balance in other currencies. The Company's corporate policy is to hedge a minimum of 40% of any net exposure twelve months forward. At the end of the first quarter, Leica Geosystems has hedged around 55% of this net exposure for the coming twelve months. The Company further stated that its balance sheet is also exposed to movement in exchange rates. In particular, around 50% of its investments in intangible assets are in US Dollars. Leica Geosystems further stated that it has increasing levels of working capital in the United States, as the influence of its US acquisitions increases. At the end of the first quarter, translation adjustments of CHF 20.3 million had a significant impact on the Company's balance sheet, and were the primary reason for a CHF 23.0 million reduction in equity.

Business Outlook – FY 2002/03

"Given the unlikelihood of a near-term recovery in global economic conditions, and factoring in the impact of a weaker US Dollar in relation to the Swiss franc, our business outlook for this year is more cautious than previously communicated," said Hans Hess. "In this context, we now expect sales for the first half of this fiscal year to be below the previous year. Even though we expect sales in the second semester to improve over the first, due primarily to new product introductions, we currently estimate that full year revenues will be at, or possibly below, prior year levels. In terms of EBITDA, we expect a first semester EBITDA margin above 10%. For the second half of the year, our EBITDA margin should improve, primarily through savings from our FIT-together initiative, allowing us to maintain EBITDA at the same absolute level as the previous year," concluded Hess.

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Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

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Leica Geosystems Balance Sheet Summary

(In Swiss Francs)	***Actual Quarter***	*Prior Quarter*
Total Assets	**770.0m**	807.2m
Net Debt*	**247.6m**	230.2m
Total Equity	**309.1m**	332.3m
Equity / Assets Ratio	**40.1%**	41.2%
Net Working Capital	**147.9m**	131.4m
Capital Expenditures on Tangible and Intangible Assets (excl. Goodwill)	**14.4m**	12.4m
Goodwill	**220.5m**	239.1m

*) Actual amount is shown net of cash of CHF3.8m and capitalized debt issue costs of CHF4.7m

1st Quarter Results of Leica Geosystems at a Glance

1st Quarter of Fiscal Year (in Swiss Francs)	*Current Year (01.04.02 to 28.06.02)*	*Previous Year (01.04.01 to 29.06.01)*	*Change (%)*
SALES	**177.9 m**	**203.3 m**	**-12.5 %**
- Surveying & Engineering	94.8 m	104.9 m	-9.6 %
- GIS & Mapping	24.2 m	33.1 m	-26.7 %
- Consumer Products (Disto)	10.9 m	13.2 m	-17.0 %
- Industrial Measurement	11.3 m	17.1 m	-34.1 %
- New Businesses (Cyra)	2.8 m	7.4 m	-63.0 %
- Special Products	33.4 m	27.0 m	23.8 %
- Central Services	0.5 m	0.7 m	-27.3 %
Gross margin in percentage of sales	**53.3%**	**50.3%**	**2.9 %**
EARNINGS			
EBITDA	**20.5 m**	**28.0 m**	**-26.8 %**
- in percentage of sales	11.5 %	13.7 %	
EBITA	**15.6 m**	**21.6 m**	**-27.9 %**
- in percentage of sales	8.8 %	10.6 %	
EBIT	**4.0 m**	**8.5 m**	**-52.9 %**
- in percentage of sales	2.3 %	4.2 %	
Operating profit / (loss)	**4.1 m**	**8.5 m**	**-52.4 %**
- in percentage of sales	2.3%	4.2%	
Net Income / (loss)	**(3.4 m)**	**3.5 m**	**-196.5 %**
- in percentage of sales	(1.9 %)	1.7 %	
SHARE RELATED DATA			
2,253,819 registered shares à 50 CHF nominal per share **Share capital**	**112.7 m**		
à 137.1 CHF carrying amount per share **Shareholders' equity**	**309.1 m**		
à 163 CHF average quarterly share price **Market capitalization** (quart. average)	**367.4 m**		
Earnings per share (CHF)			
- Basic	(1.51)	1.60	-194.7 %
- Diluted	(1.51)	1.52	-199.9 %
Cash Earnings per share (CHF)			
- Basic	6.33	9.76	-35.2 %
- Diluted	6.21	9.26	-32.9 %
- Non-cash adjustments	17.7 m	18.0 m	-2.1%

More detailed information is available from our Shareholder News, issue No 8, on our website www.leica-geosystems.com under Investor Relations.

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Contact Person:

George Aase, Director Investor Relations, Leica Geosystems AG, Heinrich-Wild-Strasse, CH-9435 Heerbrugg (Switzerland) – Internet: www.leica-geosystems.com

Telephone (direct)	*+41 (0)71 727 3064*	*E-Mail*	*George.Aase@leica-geosystems.com*
Telephone (operator)	*+41 (0)71 727 3131*	*Fax*	*+41 (0)71 727 4678*